                   CONSOLIDATED SEMI-ANNUAL FINANCIAL REPORT

                     FOR THE SIX MONTHS ENDED 30 JUNE 1999

                                  (UNAUDITED)




               [LOGO SECURITY CAPTIAL U.S. REALTY APPEARS HERE]

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Definition

   For the purposes of this report, the term "SC-U.S. Realty" means Security Capital U.S. Realty (the "Company") and its direct and indirect wholly owned subsidiaries, including Security Capital Holdings S.A. (such subsidiaries collectively referred to herein as "HOLDINGS"). All references herein to "dollars" or "$" shall mean United States Dollars.

Introduction

   The Company is a research-driven, growth-orientated real estate management company focused on taking significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies based in the United States. The Company's primary capital deployment objective is to take a proactive ownership role in businesses that it believes can potentially generate above-average rates of return.

   The Company, which was incorporated in July 1995, completed a $509.5 million initial private offering in October 1995 and has since funded the following strategic investment positions:

                                            Initial       Total Cost as of Total Value as of
                            Initial        Commitment       30 June 1999     30 June 1999
Company                  Funding Date  (in millions)(/1/)  (in millions)     (in millions)
-------                  ------------- ------------------ ---------------- -----------------
CarrAmerica.............  April 1996          $250             $  700           $  715(/2/)
City Center Retail......  April 1997          $150             $  304           $  304(/3/)
CWS Communities......... December 1997        $300             $  224           $  224(/3/)
Regency.................   July 1996          $332(/4/)        $  760           $  752(/2/)
Storage USA.............  March 1996          $220             $  394           $  375(/2/)
Urban Growth Property...  April 1997          $150             $  181           $  181(/3/)
                                                               ------           ------
Total...................                                       $2,563           $2,551
                                                               ======           ======

--------
(1) See "Capital Deployment Activities" for additional information regarding commitments.
(2) Based on the closing price on the New York Stock Exchange ("NYSE") of common shares held on such date.
(3) Private real estate investment trust ("REIT") or real estate operating company. See Note 2A to the Consolidated Financial Statements for the methodology utilised to assess the value of investments in private entities.
(4) Includes the initial commitment of $200 million to Pacific Retail which merged with Regency on 28 February 1999.

   In addition to its strategic investment positions, SC-U.S. Realty also invests 0% to 15% of its assets through special opportunity positions primarily in publicly traded REITs and other publicly traded U.S. real estate companies.

   As of 30 June 1999, the value of SC-U.S. Realty's special opportunity positions of $192.0 million represented approximately 6.6% of SC-U.S. Realty's total assets. SC-U.S. Realty has also invested in the common shares and subordinated debentures of Security Capital Group Incorporated ("Security Capital Group"), which in aggregate accounted for approximately 4.1% of SC-U.S. Realty's total assets as of 30 June 1999.

   As of 30 June 1999, SC-U.S. Realty had committed an aggregate of $3.1 billion to both its strategic investment and special opportunity positions, of which $3.0 billion had been funded, as compared to an aggregate commitment of $3.2 billion as of 31 December 1998, of which $3.0 billion had been funded. The decrease in the aggregate commitment is the result of the decrease in special opportunity positions held.

   On 5 May 1999, SC-U.S. Realty announced that its Board of Directors had authorised a share repurchase programme of up to $100 million of the Company's shares and on 29 June 1999 the Company announced that its Board of Directors authorised an increase in the Company's share repurchase programme to $200 million. SC-U.S. Realty plans to repurchase shares from time to time in open market and privately negotiated transactions, depending on market prices and other conditions. As of 30 June 1999, SC-U.S. Realty had repurchased 6,030,255 shares for an aggregate cost of $117,955,550, representing approximately 7.0% of the Company's shares outstanding.

   On 17 May 1999, SC-U.S. Realty shareholders approved a one-for-two reverse stock split. The effective date of the reverse stock split was 18 June 1999, when every two shares of SC-U.S. Realty were automatically converted into one share.

Operating Results

 Six months ended 30 June 1999 and 1998

   Net operating income decreased by $12.4 million, or 30.1%, to $28.7 million for the six months ended 30 June 1999 as compared to $41.1 million for the six months ended 30 June 1998. The decrease is mainly attributable to an increase in the interest expense on the 2% Senior Unsecured Convertible Notes due 2003 ($450 million aggregate principal amount at maturity) (the "Convertible Notes") issued in May 1998. Interest on the Convertible Notes increased $11.0 million, or 416.6%, to $13.6 million for the six months ended 30 June 1999 as compared to $2.6 million for the six months ended 30 June 1998.

 Net Operating Income

   Net operating income represents the difference between total revenues and total expenses.

   The following table sets forth information regarding SC-U.S. Realty's net operating income during the six-month periods ended 30 June 1999 and 1998:

                                                    Six months ended 30 June
                                                   ----------------------------
                                                       1999           1998
                                                   -------------  -------------
                                                   Amount    %    Amount    %
                                                   ------- -----  ------- -----
                                                   (in thousands $, except %)
Total Revenues.................................... $72,300 100.0% $73,325 100.0%
Total Expenses....................................  43,570  60.3   32,218  43.9
                                                   ------- -----  ------- -----
Net Operating Income.............................. $28,730  39.7% $41,107  56.1%
                                                   ======= =====  ======= =====

   The net operating income margin decreased to 39.7% in the first half of 1999 from 56.1% in the first half of 1998. This is primarily due to higher interest expense on the Convertible Notes. These increases were partially offset by a lower average interest rate on the $400 million unsecured line of credit of the Company which is guaranteed by HOLDINGS (the "Line of Credit").

   Total Revenues. The following table sets forth information regarding SC-U.S. Realty's total revenues during the six-month periods ended 30 June 1999 and 1998:

                                                 Six months ended 30 June
                                                ------------------------------
                                                    1999            1998
                                                --------------  --------------
                                                Amount     %    Amount     %
                                                -------  -----  -------  -----
                                                (in thousands $, except %)
Gross dividends from strategic investment po-
 sitions
  CarrAmerica.................................  $26,458   36.6% $25,541   34.8%
  CWS Communities.............................    3,148    4.4    1,622    2.2
  Regency(/1/)................................   26,320   36.4   28,019   38.2
  Storage USA.................................   15,766   21.8   14,874   20.3
  Urban Growth Property.......................      213    0.3       --     --
                                                -------  -----  -------  -----
    Subtotal..................................  $71,905   99.5% $70,056   95.5%
Gross dividends from special opportunity posi-
 tions........................................    6,311    8.7    9,602   13.1
                                                -------  -----  -------  -----
    Total Gross Dividends.....................  $78,216  108.2% $79,658  108.6%
Interest income from affiliate................    1,788    2.5    1,788    2.4
Interest income from non-affiliate and other
 income.......................................    1,566    2.2      579    0.8
                                                -------  -----  -------  -----
    Total Gross Revenues......................  $81,570  112.9% $82,025  111.8%
Withholding tax on dividends received.........   (9,270) (12.9)  (8,700) (11.8)
                                                -------  -----  -------  -----
    Total Revenues............................  $72,300  100.0% $73,325  100.0%
                                                =======  =====  =======  =====

--------
(1) The merger between Pacific Retail and Regency was completed on 28 February 1999. In order to align the dividend record date of the former Pacific Retail shareholders with the dividend record date of Regency, Pacific Retail paid a pro-rated dividend to its shareholders in the first quarter of 1999. As a result, Pacific Retail shareholders only received 42 days worth of dividends in the first quarter of 1999.

   As the table indicates, most of SC-U.S. Realty's total revenues during 1999 and 1998 were derived from dividends from its strategic investment positions.

   "Interest income from affiliate" represents interest earned on SC-U.S. Realty's $55 million aggregate principal investment in 6.5% convertible subordinated debentures due 2016 issued by Security Capital Group. The debentures were purchased by SC-U.S. Realty in April 1996 ($11 million aggregate principal amount) and in March 1997 ($44 million aggregate principal amount) and are currently convertible into shares of Class A common stock of Security Capital Group, at the option of the holder.

   "Interest income from non-affiliate and other income" consist of interest earned on cash balances and convertible debt. The increase in this item between the six months ended 30 June 1999 and the corresponding period in 1998 is attributable to higher interest earned on the increased level of convertible debt held by SC-U.S. Realty during 1999.

   Total Expenses. For the six months ended 30 June 1999, total expenses amounted to $43.6 million, of which $16.7 million, or 38.4%, represented fees paid to the Operating Advisor and $22.4 million, or 51.3%, represented (i) interest on the Convertible Notes, (ii) interest on the Line of Credit and
(iii) related expenses. During the period, general and administrative expenses were approximately $1.6 million, or 3.7% of total expenses, taxes were $2.1 million, or 4.8% of total expenses, and amortisation of Convertible Notes deferred costs was $0.8 million, or 1.8% of total expenses.

   For the six months ended 30 June 1998, total expenses amounted to $32.2 million, of which $17.7 million, or 54.8%, were accounted for by fees paid to the Operating Advisor and $12.5 million, or 38.7%, were accounted for by interest on the $700 million secured line of credit of HOLDINGS (the "HOLDINGS Line"), which was replaced by the Line of Credit in December 1998, interest on the Convertible Notes and related expenses. During the period, general and administrative expenses were $0.6 million, or 2.1% of total expenses, taxes were $1.2 million, or 3.9% of total expenses, and amortisation of Convertible Notes deferred costs was $0.2 million, or 0.5% of total expenses.

   Interest expense increased as a result of new borrowings in the form of the Convertible Notes, the proceeds of which were utilised to fund a portion of the new investments. This increase in interest expense was partially offset by a decline in the average interest rate on the Line of Credit.

 Net Realised Gains on Special Opportunity Positions

   Special opportunity positions are primarily investments in publicly traded REITs, which are generally held for an intermediate term of 12 to 18 months, although sale of such positions may occur sooner or later, depending on market or business conditions and on whether the return objectives have been realised. The objective of these special opportunity positions is to realise attractive total returns through dividends and share price appreciation and to provide SC-U.S. Realty with an efficient method of maintaining a portion of its assets in relatively liquid investments (which assets may be redeployed on short notice).

   During the six months ended 30 June 1999 and 1998, net realised gains on special opportunity positions were $1.6 million and $30.6 million, respectively. In both periods, these gains were derived exclusively from the disposition of certain publicly traded special opportunity positions.

 Decrease/Increase in Appreciation of Strategic Investment and Special Opportunity Positions

   During the six months ended 30 June 1999 and 1998, the principal factor behind the movement in net assets resulting from operations was the change in the unrealised appreciation of SC-U.S. Realty's strategic investment and special opportunity positions.

   During the six months ended 30 June 1999, the largest part of the increase of $27.0 million in the unrealised appreciation was attributable to the increase in the appreciation of SC-U.S. Realty's investment in CarrAmerica ($28.6 million, or 105.9% of the total increase), followed by the special opportunity positions ($14.3 million, or 53.3%). This increase was partly offset by a decrease in the appreciation of SC-U.S. Realty's investment in Regency ($10.7 million, or 39.8%) and Storage USA ($5.2 million, or 19.4%).

   During the six months ended 30 June 1998, the main factor behind the decrease of $212.9 million in the unrealised appreciation of SC-U.S. Realty's strategic investment and special opportunity positions was the decrease in value of SC-U.S. Realty's investment in CarrAmerica ($90.2 million, or 42.4% of the total decrease), followed by Storage USA ($57.0 million, or 26.8%), special opportunity positions ($37.9 million, or 17.8%) and Regency ($27.7 million, or 13.0%).

 Six months ended 30 June 1998 and 1997

   Net operating income increased $14.8 million, or 56.3%, to $41.1 million for the six months ended 30 June 1998 as compared to $26.3 million for the six months ended 30 June 1997. The increase is mainly attributable to an increase in dividends derived from a higher level of fundings to strategic investees. Gross dividends from strategic investment positions increased $25.2 million, or 56.2%, to $70.1 million for the six months ended 30 June 1998, as compared to $44.8 million for the six months ended 30 June 1997. Fundings to strategic investees increased by $0.9 billion at cost to $2.3 billion as of 30 June 1998 from $1.4 billion as of 30 June 1997.

 Net Operating Income

   Net operating income represents the difference between total revenues and total expenses.

   The following table sets forth information regarding SC-U.S. Realty's net operating income during the six- month periods ended 30 June 1998 and 1997:

                                                     Six months ended 30 June
                                                   ----------------------------
                                                       1998           1997
                                                   -------------  -------------
                                                   Amount    %    Amount    %
                                                   ------- -----  ------- -----
                                                   (in thousands $, except %)
Total Revenues.................................... $73,325 100.0% $46,016 100.0%
Total Expenses....................................  32,218  43.9   19,671  42.7
                                                   ------- -----  ------- -----
Net Operating Income.............................. $41,107  56.1% $26,345  57.3%
                                                   ======= =====  ======= =====

   Total Revenues. The following table sets forth information regarding SC-U.S. Realty's total operating income during the six-month periods ended 30 June 1998 and 1997:

                                                   Six months ended 30 June
                                                ------------------------------
                                                    1998            1997
                                                --------------  --------------
                                                Amount     %    Amount     %
                                                -------  -----  -------  -----
                                                (in thousands $, except %)
Gross dividends from strategic investment po-
 sitions
  CarrAmerica.................................  $25,541   34.8% $19,685   42.8%
  CWS Communities.............................    1,622    2.2       --    0.0
  Pacific Retail..............................   18,089   24.7    9,653   21.0
  Regency.....................................    9,930   13.5    3,358    7.3
  Storage USA.................................   14,874   20.3   12,153   26.4
                                                -------  -----  -------  -----
    Subtotal..................................  $70,056   95.5% $44,849   97.5%
Gross dividends from special opportunity posi-
 tions........................................    9,602   13.1    7,682   16.7
                                                -------  -----  -------  -----
    Total Gross Dividends.....................  $79,658  108.6% $52,531  114.2%
Interest income from affiliate................    1,788    2.4    1,108    2.4
Interest income from non-affiliate and other
 income.......................................      579    0.8      257    0.6
                                                -------  -----  -------  -----
    Total Gross Revenues......................  $82,025  111.8% $53,896  117.2%
Withholding tax on dividends received.........   (8,700) (11.8)  (7,880) (17.2)
                                                -------  -----  -------  -----
    Total Revenues............................  $73,325  100.0% $46,016  100.0%
                                                =======  =====  =======  =====

   As the table indicates, most of SC-U.S. Realty's total revenues during the periods indicated were derived from dividends from its strategic investment positions. The increase in total revenues for the six months ended 30 June 1998 compared to the same period in 1997 is mainly attributable to an increase in dividends derived from a higher level of average fundings to strategic investees as well as higher dividends per share from the strategic investees due to their improved operating results.

   "Interest income from affiliate" represents interest on SC-U.S. Realty's investment of $55 million aggregate principal amount in 6.5% convertible subordinated debentures due 2016 issued by Security Capital Group. The debentures were purchased by SC-U.S. Realty in April 1996 ($11 million aggregate principal amount) and in March 1997 ($44 million aggregate principal amount) and are currently convertible into shares of Class A common stock of Security Capital Group, at the option of the holder.

   "Interest income from non-affiliate and other income" consist of interest earned on cash balances and convertible debt. The increase in this item between the six-month period ended 30 June 1998 and the corresponding period in 1997 is attributable to interest on convertible debt of another investee held by SC-U.S. Realty during the second half of 1997 and in 1998.

   Total Expenses. For the six months ended 30 June 1998, total expenses amounted to $32.2 million, of which $17.7 million, or 54.8%, were accounted for by fees paid to the Operating Advisor and $12.5 million, or 38.7%, were accounted for by interest on the HOLDINGS Line, interest on the Convertible Notes and related expenses. During the period, general and administrative expenses were $0.6 million, or 2.1% of total expenses, taxes were $1.2 million, or 3.9% of total expenses, and amortisation of Convertible Notes deferred costs was $0.2 million, or 0.5% of total expenses.

   During the corresponding period in 1997, total expenses amounted to $19.7 million, of which $10.6 million, or 53.7%, were accounted for by fees paid to the Operating Advisor and $7.4 million, or 37.7%, by interest on the HOLDINGS Line and related expenses. During that period, general and administrative expenses were approximately $1.0 million, or 4.9% of total expenses, and taxes were $0.7 million, or 3.7% of total expenses.

 Net Realised Gains on Special Opportunity Positions

   During the six-month periods ended 30 June 1998 and 1997, net realised gains on special opportunity positions were $30.6 million and $13.6 million, respectively. In both periods, these gains were derived exclusively from the disposition of certain publicly traded special opportunity positions by SC-U.S. Realty. The lower gains realised during the 1997 period were due to the fact that SC-U.S. Realty had a lower balance in its special opportunity positions.

 Decrease/Increase in Appreciation of Strategic Investment and Special Opportunity Positions

   During the six-month periods ended 30 June 1998 and 1997, the principal factor behind the movement in net assets resulting from operations was the movement in the appreciation of strategic investment and special opportunity positions (a decrease of $212.9 million, or 150.7%, and an increase of $66.2 million, or 62.4%, of the total decrease/increase in the six-month periods ended 30 June 1998 and 1997, respectively). The decrease in the strategic investment positions during the first six months of 1998 was the result of a decrease in the stock prices of the investments. This was consistent with the average declines in the REIT industry for the year to 30 June 1998.

   During the six-month period ended 30 June 1998, the largest part of the decrease was attributable to the decrease in value of SC-U.S. Realty's investment in CarrAmerica ($90.2 million, or 42.4% of the total decrease), followed by Storage USA ($57.0 million, or 26.8%), special opportunity positions ($37.9 million, or 17.8%) and Regency ($27.7 million, or 13.0%).

   During the six-month period ended 30 June 1997, the main factor behind the increase in appreciation of strategic investment positions was the appreciation of SC-U.S. Realty's investment in Regency ($40.8 million, or 61.6% of the total increase), followed by Pacific Retail ($19.9 million, or 30.1%), Storage USA ($6.5 million, or 9.8%) and CarrAmerica ($1.3 million, or 2.0%). These increases were partly offset by a decrease in appreciation of special opportunity positions ($2.4 million, or 3.6%).

Liquidity and Capital Resources

   SC-U.S. Realty's total indebtedness as of 30 June 1999 was approximately $671.9 million and the value of SC-U.S. Realty's total assets was $2.9 billion. As of 30 June 1999, the closing share price on the Amsterdam AEX Stock Exchange was $19.00 and the closing price of the American Depositary Receipts ("ADRs") on the NYSE was $18.56. SC-U.S. Realty expects its principal sources of liquidity to be from its receipt of dividends from strategic investment and special opportunity positions, fundings from the Line of Credit and proceeds from potential sales of its special opportunity positions. SC-U.S. Realty expects that these sources will enable it to meet both its short-term and long-term cash requirements for its funding commitments, working capital and debt repayment for the next twelve months.

   The lenders under the Line of Credit are Commerzbank Aktiengesellschaft and a consortium of European and international banks. As of 30 June 1999, $294.0 million was drawn and outstanding under the Line of Credit. The earliest date on which the Line of Credit will expire is 30 October 2000, but SC-U.S. Realty has the right on 15 August 1999 to convert the then outstanding borrowings into a term loan with quarterly amortisation payments to be made over a four-year period, which would effectively extend the final loan payment to

30 October 2003. Borrowings under the Line of Credit (and the four-year term loan, if applicable) bear interest at (a) the sum of (x) the greater of the federal funds rate plus 0.5% per annum or the United States prime rate and (y) a margin of 0% to 0.625% per annum (based on SC-U.S. Realty's current senior unsecured long-term debt rating) or (b) at SC-U.S. Realty's option, LIBOR plus a margin of 0.85% to 1.625% per annum (also based on SC-U.S. Realty's current senior unsecured long-term debt rating). Additionally, there is a commitment fee of 0.15% to 0.25% per annum (based on the amount of the Line of Credit which remains undrawn). All borrowings under the Line of Credit are subject to covenants that SC-U.S. Realty must maintain at all times, including: (i) unsecured liabilities may not exceed 40% of the market value of a borrowing base of owned securities, (ii) shareholders' equity must exceed the sum of 75% of shareholders' equity as of 8 December 1998 and 75% of the net proceeds of sales of equity securities thereafter, (iii) a ratio of total liabilities to net worth of not more than 1:1, (iv) a fixed-charge coverage ratio of not less than 1.5:1, (v) an interest-coverage ratio of not less than 2:1 and (vi) secured debt may not exceed 10% of consolidated market net worth. As of 30 June 1999, SC-U.S. Realty was in compliance with these covenants.

   Average daily borrowings under the Line of Credit for the six-month period ended 30 June 1999 were $255.3 million, at a weighted average interest rate of 6.37% per annum.

   Through offerings of its shares, the Company received gross equity proceeds aggregating $2.1 billion in the period between 1 January 1996 and 31 December 1997, of which $1.1 billion was received in 1997 and $1.0 billion in 1996. In addition, during May 1998, the Company issued $450 million (aggregate principal amount at maturity) of Convertible Notes. The Convertible Notes were issued at a discount to their aggregate principal amount at maturity. SC-U.S. Realty used the net proceeds of approximately $352.7 million to repay borrowings under the HOLDINGS Line which were incurred principally for the purpose of funding commitments both to existing and new strategic investment positions. Under the terms of the Convertible Notes, the Company is not permitted to incur Senior Indebtedness (as defined in that certain Indenture dated as of 22 May 1998, between the Company and State Street Bank and Trust Company, as trustee, as amended, the "Indenture") that is not subordinated to the same extent as the Convertible Notes or to incur Secured Indebtedness (as defined in the Indenture) that is by its terms senior in right of payment to the Convertible Notes, except that the Company is permitted to guarantee, on a secured and/or senior unsubordinated basis, the obligations of any wholly owned subsidiary with respect to any Permitted Indebtedness (as defined in the Indenture). As of and for the period ended 30 June 1999, SC-U.S. Realty was in compliance with these covenants. The Convertible Notes are convertible into shares at the option of the holder at any time prior to maturity, unless previously redeemed, at a conversion rate equal to 26.39095 shares (giving effect to the reverse stock split) per $1,000 aggregate principal amount at maturity. The Convertible Notes may be redeemed, in whole or in part, at the option of the Company on or after 23 May 2001 at the accreted value thereof, together with accrued and unpaid interest. Upon a change in control of SC-U.S. Realty, each holder of the Convertible Notes has the right, at the holder's option, to require SC-U.S. Realty to repurchase such holder's Convertible Notes, in whole or in part, at a purchase price equal to the accreted value thereof, together with accrued and unpaid interest through the repurchase date. Effective 1 January 1999, the interest rate payable on the Convertible Notes increased from 2.0% to 2.5% per annum. The 2.5% per annum interest rate was in effect until SC-U.S. Realty listed certain equity securities on the NYSE and registered the Convertible Notes and related equity securities for resale. SC-U.S. Realty completed these steps on 30 July 1999 and as of 1 August 1999, the interest rate on the Convertible Notes was reduced to 2.0% per annum.

Capital Deployment Activities

   During the six-month period ended 30 June 1999, SC-U.S. Realty deployed an additional $95.2 million in strategic investment positions and disposed of $103.1 million of special opportunity positions. As of 30 June 1999, SC-U.S. Realty had outstanding contractual obligations of $97.9 million ($46.1 million to City Center Retail and $51.8 million to CWS Communities).

   SC-U.S. Realty's existing and committed fundings at cost as of 30 June 1999 were as follows:

                                     Total     Total Cost
                                     Amount     (Amount          Amount to
                                   Committed  Funded)(/1/)     be Funded(/1/)
                                   ---------- ------------     --------------
                                              (in thousands $)
   CarrAmerica (NYSE: CRE)........ $  699,902  $  699,902         $    --
   City Center Retail (Private)...    350,213     304,113          46,100(/2/)
   CWS Communities (Private)......    300,329     248,488(/3/)     51,841(/2/)
   Regency (NYSE: REG)(/4/).......    759,806     759,806              --
   Storage USA (NYSE: SUS)........    394,360     394,360              --
   Urban Growth Property (Pri-
    vate).........................    181,082     181,082              --
   Special opportunity posi-
    tions(/5/)....................    398,235     398,235              --
                                   ----------  ----------         -------
   Total.......................... $3,083,927  $2,985,986         $97,941
                                   ==========  ==========         =======

--------
(1) Included in Total Amount Committed.
(2) Represents a contractual obligation.
(3) The amount funded to CWS Communities includes an advance of $24 million in the form of a promissory note that is to be repaid in September 1999.
(4) On 28 February 1999 Regency merged with Pacific Retail.
(5) Includes an aggregate of $165 million invested in common stock and convertible subordinated debentures of Security Capital Group.

   Capital deployed to additional strategic investment positions, as well as further funding to existing strategic investees, will generally be initially funded with borrowings under the Line of Credit. These borrowings are expected to be reduced with internally generated free cash flow, proceeds from the sale of special opportunity positions and the proceeds from future issuances of debt or equity securities.

Impact of Year 2000 and the Euro

   The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Certain computer programs that have time-sensitive software may recognise a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar business activities. It could also result in various mechanical malfunctions occurring in the property operations of SC-U.S. Realty's strategic investees.

   SC-U.S. Realty has reviewed the impact of the Year 2000 issue on its operations, accounting and financial reporting by interviewing Banque Internationale a Luxembourg ("BIL"), which provides all custodial duties for SC-U.S. Realty, such as custody of cash, securities deposits and financial transactions, as well as certain administrative duties, such as bookkeeping and the calculation of net asset value. In addition, the Operating Advisor uses BIL for its accounting and financial reporting. BIL has informed SC-U.S. Realty that its core system, on which all custodial services are reliant is Euro compliant with effect from 1 January 1999 and was Year 2000 compliant by 30 June 1999. BIL is in the process of carrying out detailed checks to ensure that the system is compliant and will function as designed. BIL has a separate accounting system called "MULTIFONDS" which BIL confirmed is fully Year 2000 compliant. BIL installed an updated version of "MULTIFONDS" in October 1998 in order to meet Euro compliance requirements. BIL's communications system, BCS2000, is also Euro and Year 2000 compliant. SC-U.S. Realty therefore does not expect to incur any significant Year 2000 project costs.

   SC-U.S. Realty has reviewed the Year 2000 issue with each of its strategic investees and has determined that there will be minimal, if any, financial impact on SC-U.S. Realty. SC-U.S. Realty has initiated formal communications with all of its significant suppliers to determine the extent to which SC-U.S. Realty's interface systems are vulnerable to those third parties' failure to remedy their own Year 2000 issues, but is not currently in a position to determine what, if any, the ultimate effect of the suppliers' failure to adequately address the Year 2000 issue will be on SC-U.S. Realty.

   SC-U.S. Realty's strategic investees have been reviewing, and continue to review, the operations of their individual properties in order to determine whether such operations are Year 2000 compliant. In the currently expected worst case scenarios, either a computer program or software could malfunction, or a strategic investee's mechanical operations, such as elevators, electronic locking or entry systems and HVAC systems, could malfunction. SC-U.S. Realty believes that each of these problems can be temporarily corrected manually, and repaired permanently in a short period of time. SC-U.S. Realty has not developed any specific contingency plans to address a worst case scenario, since even such a scenario is not expected to have a material adverse effect on SC-U.S. Realty. SC-U.S. Realty and each of its strategic investees are continuing to monitor their systems for Year 2000 compliance, as well as for the likelihood of a development of a worst case scenario. In the event that the likelihood of a further worst case scenario develops that could have a material adverse impact on SC-U.S. Realty, it plans to develop promptly a contingency plan to address such a scenario.

   SC-U.S. Realty has reviewed the impact of the Euro and has determined that it is limited to Euro- denominated transactions with third parties, generally limited to administrative expenses since the Company's investments are U.S. dollar denominated. These Euro-denominated transactions are expected to be minimal and adequately dealt with as discussed above.

                          SECURITY CAPITAL U.S. REALTY

                       CONSOLIDATED FINANCIAL STATEMENTS

                                AT 30 JUNE 1999
                                  (Unaudited)

                                                                            Page
                                                                            ----
Consolidated Statements of Net Assets......................................   9
Consolidated Statements of Operations......................................  10
Consolidated Statements of Cash Flows......................................  11
Consolidated Statements of Changes in Net Assets...........................  12
Consolidated Statements of Changes in Shares Outstanding...................  12
Consolidated Financial Highlights..........................................  12
Consolidated Schedules of Strategic Investment Positions...................  13
Consolidated Schedules of Special Opportunity Positions....................  14
Notes to the Consolidated Financial Statements.............................  15

                          SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF NET ASSETS

                      AT 30 JUNE 1999 AND 31 DECEMBER 1998

                (in thousands U.S. $, except per-share amounts)

                                                            June       December
                                                            1999         1998
                                                         -----------  ----------
                                                         (Unaudited)  (Audited)
ASSETS
Strategic investment positions at value (Note 3):
  CarrAmerica (Cost $699,902; $699,851, respectively)..  $  715,085   $  686,482
  City Center Retail (Cost $304,113; $304,035, respec-
   tively).............................................     304,113      304,035
  CWS Communities (Cost $224,488; $153,563, respective-
   ly).................................................     224,488      153,563
  Advance--CWS Communities.............................      24,000           --
  Regency (Cost $759,806; $759,788, respectively)......     751,869      762,580
  Storage USA (Cost $394,360; $394,272, respectively)..     375,030      380,178
  Urban Growth Property (Cost $181,082; $181,082, re-
   spectively).........................................     181,082      181,082
Special opportunity positions at value (Note 3):
  Security Capital Group Incorporated (Cost $165,000;
   $165,000 respectively)..............................     120,307      116,245
  Other special opportunity positions (Cost $233,235;
   $314,031, respectively).............................     191,996      262,480
                                                         ----------   ----------
Total investments......................................  $2,887,970   $2,846,645
Cash and cash equivalents..............................       4,050        2,994
Accounts receivable and other (Note 4).................      18,322       23,989
                                                         ----------   ----------
TOTAL ASSETS...........................................  $2,910,342   $2,873,628
                                                         ----------   ----------
LIABILITIES
Accounts payable and accrued expenses (Note 5).........  $   69,887   $   13,497
Taxes payable (Note 9).................................       2,780        1,306
Line of credit (Note 6)................................     294,000      262,500
Convertible notes (Note 7).............................     377,932      369,940
                                                         ----------   ----------
TOTAL LIABILITIES......................................  $  744,599   $  647,243
                                                         ----------   ----------
TOTAL NET ASSETS (SHAREHOLDERS' EQUITY)................  $2,165,743   $2,226,385
                                                         ==========   ==========
Authorised 250,000,000 shares of $4.00 par value,
 86,561,872 shares issued and 80,531,617 outstanding at
 30 June 1999 and 86,561,872 issued and outstanding at
 31 December 1998 (Note 13)............................  $  346,247   $  346,247
Share premium account (Note 14)........................   1,631,203    1,749,158
                                                         ----------   ----------
PAID-IN CAPITAL........................................  $1,977,450   $2,095,405
Legal reserve (Note 12)................................  $   30,375   $   30,375
Reserve for own shares (Note 14).......................     117,955           --
Undistributed net operating income.....................     176,882      148,152
Accumulated net realised gain..........................      79,051       77,431
Unrealised (depreciation) of strategic investment and
 special opportunity positions.........................     (98,015)    (124,978)
Acquisition of own shares (Note 14)....................    (117,955)          --
                                                         ----------   ----------
SHAREHOLDERS' EQUITY...................................  $2,165,743   $2,226,385
                                                         ==========   ==========
Net asset value per share (Note 14)....................  $    26.89   $    25.72


     The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE SIX MONTHS ENDED 30 JUNE 1999, 1998 AND 1997

                (in thousands U.S. $, except per-share amounts)
                                  (Unaudited)

                                                   1999      1998       1997
                                                  -------  ---------  --------
REVENUES
Gross dividends from strategic investment posi-
 tions:
  CarrAmerica.................................... $26,458  $  25,541  $ 19,685
  CWS Communities................................   3,148      1,622        --
  Regency........................................  26,320     28,019    13,011
  Storage USA....................................  15,766     14,874    12,153
  Urban Growth Property..........................     213        --         --
                                                  -------  ---------  --------
                                                  $71,905  $  70,056  $ 44,849
Gross dividends from special opportunity posi-
 tions:                                             6,311      9,602     7,682
                                                  -------  ---------  --------
                                                  $78,216  $  79,658  $ 52,531
Interest income from affiliate...................   1,788      1,788     1,108
Interest income from non-affiliate and other in-
 come............................................   1,566        579       257
                                                  -------  ---------  --------
TOTAL GROSS REVENUES............................. $81,570  $  82,025  $ 53,896
  Withholding tax on dividends received..........  (9,270)    (8,700)   (7,880)
                                                  -------  ---------  --------
TOTAL REVENUES................................... $72,300  $  73,325  $ 46,016
                                                  =======  =========  ========
EXPENSES
Operating advisor fees........................... $16,713  $  17,658  $ 10,555
Custodian fees...................................     236        237       256
Directors fees...................................      60         62        46
Professional expenses............................     629        164       488
Administrative expenses..........................     703        225       169
Amortisation of convertible notes deferred
 costs...........................................     789        171        --
Taxes............................................   2,089      1,248       735
Line of credit arrangement and commitment fees...      95      1,059       846
Interest on line of credit.......................   8,639      8,758     6,576
Interest on convertible notes....................  13,617      2,636        --
                                                  -------  ---------  --------
TOTAL EXPENSES................................... $43,570  $  32,218  $ 19,671
                                                  -------  ---------  --------
NET OPERATING INCOME............................. $28,730  $  41,107  $ 26,345
NET REALISED AND UNREALISED GAIN/(LOSS) ON
 STRATEGIC INVESTMENT AND SPECIAL OPPORTUNITY
 POSITIONS
Net realised gain on special opportunity posi-
 tions........................................... $ 1,620  $  30,562  $ 13,620
Net increase/(decrease) in appreciation of stra-
 tegic investment and special opportunity posi-
 tions...........................................  26,963   (212,905)   66,200
                                                  -------  ---------  --------
NET GAIN/(LOSS) ON STRATEGIC INVESTMENT AND
 SPECIAL OPPORTUNITY POSITIONS................... $28,583  $(182,343) $ 79,820
                                                  -------  ---------  --------
INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS...................................... $57,313  $(141,236) $106,165
                                                  =======  =========  ========


     The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE SIX MONTHS ENDED 30 JUNE 1999, 1998 AND 1997

                (in thousands U.S. $, except per-share amounts)
                                  (Unaudited)

                                                   1999      1998       1997
                                                 --------  ---------  ---------
Operating Activities:
  Increase/(Decrease) in net assets resulting
   from operations.............................  $ 57,313  $(141,236) $ 106,165
  Adjustments to reconcile (decrease)/increase
   in net assets resulting from operations to
   net cash provided by operating activities:
    Movement in unrealised gain................   (26,963)   212,905    (66,200)
    Movement in accretion on convertible
     notes.....................................     7,992      1,662         --
    Movement in convertible notes deferred
     costs.....................................       789        171         --
    Changes in operating assets and liabili-
     ties:
      Accounts receivable and other............     4,879     (7,587)    (2,822)
      Interest receivable from affiliate.......        --         --        366
      Accounts payable and accrued expenses....    62,109      2,279     (1,251)
      Operating advisor fees payable...........    (5,718)     1,750      3,128
      Taxes payable............................     1,475        425        149
                                                 --------  ---------  ---------
        Net cash provided by operating activi-
         ties..................................  $101,876  $  70,369  $  39,535
                                                 --------  ---------  ---------
Investing Activities:
  Fundings in strategic investment positions:
    CarrAmerica................................  $    (51) $ (63,455) $(157,289)
    City Center Retail.........................       (78)  (110,965)   (59,004)
    CWS Communities............................   (70,926)   (42,575)        --
    Advance--CWS Communities...................   (24,000)        --         --
    Regency....................................       (18)    (9,768)  (169,539)
    Storage USA................................       (88)   (41,434)   (61,382)
    Urban Growth Property......................        --    (88,009)    (3,675)
  Fundings in Security Capital Group...........        --         --    (87,500)
  Fundings in other special opportunity posi-
   tions, net..................................    80,796   (120,143)  (110,363)
                                                 --------  ---------  ---------
        Net cash used in investing activities..  $(14,365) $(476,349) $(648,752)
                                                 --------  ---------  ---------
Financing Activities:
  Net proceeds from shares offering............  $     --  $      --  $ 546,487
  Net proceeds from convertible notes offer-
   ing.........................................        --    352,666         --
  Offering expenses charged against the share
   premium account.............................        --     (1,081)        --
  Acquisition of own shares....................  (117,955)        --         --
  Net drawdowns from line of credit............    31,500     53,000     17,500
                                                 --------  ---------  ---------
        Net cash provided by financing activi-
         ties..................................  $(86,455) $ 404,585  $ 563,987
                                                 --------  ---------  ---------
Net increase/(decrease) in cash and cash equiv-
 alents........................................  $  1,056  $  (1,395) $ (45,230)
Cash and cash equivalents, beginning of the pe-
 riod..........................................     2,994      1,970     54,957
                                                 --------  ---------  ---------
Cash and cash equivalents, end of the period...  $  4,050  $     575  $   9,727
                                                 ========  =========  =========
Supplemental disclosure of cash flow informa-
 tion:
  Tax paid.....................................  $    619  $     823  $     586
                                                 ========  =========  =========
  Interest paid on borrowings..................  $ 14,264  $   8,083  $   6,680
                                                 ========  =========  =========


     The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

                CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

              FOR THE SIX MONTHS ENDED 30 JUNE 1999, 1998 AND 1997

                (in thousands U.S. $, except per-share amounts)
                                  (Unaudited)

                                                1999        1998        1997
                                             ----------  ----------  ----------
OPERATIONS:
Net operating income.......................  $   28,730  $   41,107  $   26,345
Realised gain on special opportunity posi-
 tions.....................................       1,620      30,562      13,620
Increase/(Decrease) in appreciation of
 strategic investment and special opportu-
 nity positions............................      26,963    (212,905)     66,200
                                             ----------  ----------  ----------
Increase/(Decrease) in net assets resulting
 from operations...........................  $   57,313  $ (141,236) $  106,165
CAPITAL TRANSACTIONS:
Net proceeds from offerings................  $       --  $       --  $  546,487
(Decrease) in share premium account........    (117,955)     (1,081)         --
Increase in reserve for own shares.........     117,955          --          --
Acquisition of own shares during the peri-
 od........................................    (117,955)         --          --
                                             ----------  ----------  ----------
(Decrease)/Increase in net assets resulting
 from capital transactions.................  $ (117,955) $   (1,081) $  546,487
NET ASSETS:
(Decrease)/Increase in net assets during
 the period................................  $  (60,642) $ (142,317) $  652,652
Net assets at the beginning of the period..   2,226,385   2,758,420   1,319,099
                                             ----------  ----------  ----------
Net assets at the end of the period (in-
 cludes undistributed net operating income
 of $176,882 for 1999, $114,431 for 1998,
 and $39,360 for 1997).....................  $2,165,743  $2,616,103  $1,971,751
                                             ==========  ==========  ==========
Net asset value per share..................  $    26.89  $    30.22  $    28.89

            CONSOLIDATED STATEMENTS OF CHANGES IN SHARES OUTSTANDING

              FOR THE SIX MONTHS ENDED 30 JUNE 1999, 1998 AND 1997
                                  (Unaudited)

                                  Number of shares
                          ---------------------------------
                             1999        1998       1997
                          ----------  ---------- ----------
At the beginning of the
 period.................  86,561,872  86,561,872 48,246,355
Issued during the peri-
 od.....................          --          -- 20,014,743
Acquisition of own
 shares during the peri-
 od.....................  (6,030,255)         --         --
                          ----------  ---------- ----------
At the end of the peri-
 od.....................  80,531,617  86,561,872 68,261,098
                          ==========  ========== ==========

                       CONSOLIDATED FINANCIAL HIGHLIGHTS

              FOR THE SIX MONTHS ENDED 30 JUNE 1999, 1998 AND 1997
                                  (Unaudited)

                                                           1999   1998    1997
                                                          ------ ------  ------
Per-share data:
  Net asset value at the beginning of the period......... $25.72 $31.87  $27.34
  Net operating income...................................   0.59   0.47    0.31
  Net change in movement in unrealised appreciation and
   realised gain on strategic investment and special
   opportunity positions in the period...................   0.58  (2.12)   1.24
                                                          ------ ------  ------
Net asset value per share at the end of the period....... $26.89 $30.22  $28.89
                                                          ====== ======  ======

     The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

            CONSOLIDATED SCHEDULES OF STRATEGIC INVESTMENT POSITIONS

                                AT 30 JUNE 1999

                (in thousands U.S. $, except shares held and %)
                                  (Unaudited)

                                                 Number of                          Percentage
Strategic Investment Positions   Security Type  Shares Held    Cost      Value    of Total Assets
------------------------------  --------------- ----------- ---------- ---------- ---------------
CarrAmerica.............        Common Stock    28,603,417  $  699,902 $  715,085      24.6%
City Center Retail......        Common Stock    30,390,000     304,113    304,113      10.5%
CWS Communities.........        Common Stock    22,415,858     224,488    224,488       7.7%
Advance--CWS Communi-
 ties...................        Promissory Note        n/a      24,000     24,000       0.8%
Regency.................        Common Stock    34,273,236     759,806    751,869      25.8%
Storage USA.............        Common Stock    11,765,654     394,360    375,030      12.9%
Urban Growth Property...        Common Stock    18,074,100     181,082    181,082       6.2%
                                                            ---------- ----------      ----
Total investment in
 strategic positions....                                    $2,587,751 $2,575,667      88.5%
                                                            ========== ==========      ====

                              AT 31 DECEMBER 1998

                (in thousands U.S. $, except shares held and %)
                                   (Audited)

                                               Number of                          Percentage
Strategic Investment Positions  Security Type Shares Held    Cost      Value    of Total Assets
------------------------------  ------------- ----------- ---------- ---------- ---------------
CarrAmerica.............        Common Stock  28,603,417  $  699,851 $  686,482      23.9%
City Center Retail......        Common Stock  30,390,000     304,035    304,035      10.6%
CWS Communities.........        Common Stock  15,323,358     153,563    153,563       5.3%
Regency.................        Common Stock  34,273,236     759,788    762,580      26.6%
Storage USA.............        Common Stock  11,765,654     394,272    380,178      13.2%
Urban Growth Property...        Common Stock  18,074,100     181,082    181,082       6.3%
                                                          ---------- ----------      ----
Total investment in
 strategic positions....                                  $2,492,591 $2,467,920      85.9%
                                                          ========== ==========      ====




     The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

            CONSOLIDATED SCHEDULES OF SPECIAL OPPORTUNITY POSITIONS

                                AT 30 JUNE 1999

                        (in thousands U.S. $, except %)
                                  (Unaudited)

                                                                 Percentage
Property Type                                  Cost    Value   of Total Assets
-------------                                -------- -------- ---------------
Companies in which SC-U.S. Realty owns a 5%
 or greater interest:
  Other..................................... $ 39,514 $ 39,514       1.4%
Companies in which SC-U.S. Realty owns less
 than a 5% interest:
  Office/Industrial.........................   64,248   59,696       2.1%
  Hotel.....................................   78,186   43,281       1.5%
  Retail....................................   21,239   21,556       0.7%
  Diversified...............................   12,043   10,230       0.4%
  Storage...................................    5,730    6,580       0.2%
  Other.....................................   12,275   11,139       0.4%
                                             -------- --------      ----
Total investment in other special opportu-
 nity positions............................. $233,235 $191,996       6.7%
Investment in Security Capital Group Incor-
 porated....................................  165,000  120,307       4.1%
                                             -------- --------      ----
Total investment in special opportunity po-
 sitions.................................... $398,235 $312,303      10.8%
                                             ======== ========      ====

                              AT 31 DECEMBER 1998

                        (in thousands U.S. $, except %)
                                   (Audited)

                                                                 Percentage
Property Type                                  Cost    Value   of Total Assets
-------------                                -------- -------- ---------------
Companies in which SC-U.S. Realty owns a 5%
 or greater interest:
  Retail.................................... $ 35,493 $ 37,646       1.3%
  Other.....................................   14,446   14,446       0.5%
Companies in which SC-U.S. Realty owns less
 than a 5% interest:
  Office/Industrial.........................  107,905   97,658       3.4%
  Hotel.....................................   79,600   41,356       1.4%
  Multifamily...............................   29,044   28,727       1.0%
  Storage...................................   10,227   11,350       0.4%
  Diversified...............................   13,683   11,004       0.4%
  Retail....................................    8,406    6,949       0.2%
  Other.....................................   15,227   13,344       0.5%
                                             -------- --------      ----
Total investment in other special opportu-
 nity positions............................. $314,031 $262,480       9.1%
Investment in Security Capital Group Incor-
 porated....................................  165,000  116,245       4.0%
                                             -------- --------      ----
Total investment in special opportunity po-
 sitions.................................... $479,031 $378,725      13.1%
                                             ======== ========      ====


     The accompanying notes form an integral part of the financial statements.

                         SECURITY CAPITAL U.S. REALTY

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                AT 30 JUNE 1999

NOTE 1--ORGANISATION

   Security Capital U.S. Realty (the "Company") (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN Code: LU0060100673, Bloomberg Symbol: SCUS NA, Reuters
Symbol: CAPAu.AS) was incorporated on 7 July 1995 and is a research-driven, growth-orientated real estate management company focused on taking significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies based in the United States. The Company's primary capital deployment objective is to take a proactive ownership role in businesses that it believes can potentially generate above-average rates of return. The Company is organised in Luxembourg as a Societe d'Investissement a Capital Fixe (a company with a fixed capital). On 24 June 1999 the Company's American Depositary Receipts ("ADRs") began trading on the New York Stock Exchange ("NYSE") under the ticker symbol "RTY."

   The Company owns its assets through its direct and indirect wholly owned subsidiaries, including Security Capital Holdings S.A. (such subsidiaries collectively referred to herein as "HOLDINGS"). All accounts of HOLDINGS have been consolidated with the Company and all significant intercompany transactions have been eliminated upon consolidation. References herein to SC-U.S. Realty are to the consolidated entity consisting of Security Capital U.S. Realty and HOLDINGS, unless noted otherwise.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

   The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and with Luxembourg regulatory requirements. The preparation of financial statements in accordance with GAAP requires the Company's management to make estimates of certain reported amounts in the financial statements. Actual results may differ from those estimates.

 A. Fair Value Basis of Presentation

   SC-U.S. Realty accounts for its investments at fair value in accordance with the U.S. specialised industry accounting rules prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide for Investment Companies (the "Guide"). Thus, SC-U.S. Realty's investments in publicly traded companies are valued at market determined by using closing market prices on the NYSE, or other recognised stock exchange when appropriate, as of the balance sheet date, subject to an appropriate adjustment for trade restrictions, if any. For privately held investments in which SC-U.S. Realty has an ownership interest, SC-U.S. Realty will, whenever the Board of Directors believes significant developments have occurred affecting the value of an investment and on at least an annual basis, utilise valuation evidence and methodologies appropriate to the nature of the investment to derive fair value. These will include external valuations, cash flow valuation techniques and valuation information derived through placements of private companies' securities as well as review by management for other specific indicators of changes in value relating to property performance and/or significant changes in local or general market conditions. The Board of Directors, in its discretion, may permit some other method of valuation to be used if it determines that such valuation better reflects the fair value of any assets of the Company.

   Under fair value accounting, unrealised gains or losses are determined by comparing the fair value of the securities held to the cost of such securities. Unrealised gains or losses relating to changes in fair value of SC-U.S. Realty's investments are reported as a component of net earnings. Deferred income taxes, if any, are recorded at the applicable statutory rate as the estimate of taxes payable as if such gains were realised. Under current tax laws, and in light of SC-U.S. Realty's operating methods and plans, SC-U.S. Realty's investment gains generally are not subject to income taxes.

   As of 30 June 1999 (unaudited) and 31 December 1998, 26.6% and 23.0% respectively, of SC-U.S. Realty's investments were in private or untraded securities valued at their fair value as determined by the Board of Directors, using the methodology described above. This value may differ from the value that would have been used had a trading market for these securities existed. The valuation of assets assumes that any assets disposed of would be sold in an orderly process; any forced sale of assets under short-term pressures, which is not foreseen, could adversely affect realisable values.

                         SECURITY CAPITAL U.S. REALTY

 B. Accounting for Investments and Income

   All purchases and sales of publicly traded securities are recorded as of the trade date (i.e., the date that SC-U.S. Realty's broker actually executes an order to buy or sell). All purchases and sales of privately held securities are recorded as of the date the actual purchase or sale is made. Dividend income is recorded on the ex-dividend date for each dividend declared by an issuer. Dividends received are presented on a gross basis. HOLDINGS may be entitled to refunds on a portion of the withholding tax because the withholding tax is not levied on the portion of dividends which is a return of capital. Interest income is recorded on the accrual basis. Interest received is stated net of withholding taxes. Realised gains and losses on sales of shares are determined on the average cost method.

 C. Cash and Cash Equivalents

   SC-U.S. Realty considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

 D. Interim Financial Statements

   The interim financial statements as of 30 June 1999, 1998 and 1997 are unaudited. In the opinion of SC-U.S. Realty, the interim data include all adjustments (except for return of capital components of dividends received, as discussed in 2B above), consisting only of normal recurring adjustments, necessary for a fair statement of results for the interim period. Due to the timing of investment dates and dividend record dates, dividend revenue received on investments for a period of less than one year is not necessarily indicative of dividend revenue to be received for an entire year.

 E. Deferred Financing Costs/Discounts

   Underwriting fees relating to the issuance of the $450 million aggregate principal amount at maturity of the Company's 2% Senior Unsecured Convertible Notes due 2003 (the "Convertible Notes") are capitalised and amortised over the term of the obligation. Discounts on the Convertible Notes are accreted as a component of interest expense using the effective interest method over the term of the obligation.

 F. New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement provides new accounting and reporting standards for the use of derivative instruments. Adoption of this statement is required by the Company effective 1 January 2000. Management intends to adopt the statement as required in fiscal 2000. Although the Company has not historically used such instruments, it is not precluded from doing so. Management believes that the impact of such adoption will not be material to the financial statements.

NOTE 3--INVESTMENTS

   SC-U.S. Realty aims to have 85% to 100% of its assets deployed in strategic investment positions and 0% to 15% invested in special opportunity positions.

 A. Strategic Investment Positions

   Strategic investment positions represent significant (minimum of 25% of each issuer's fully diluted common stock outstanding) equity ownership positions in public companies or in private companies. With private companies which SC-U.S. Realty sponsors, it expects to own substantially more than 50% of the voting shares. SC-U.S. Realty will be the largest shareholder of its strategic investees, have representation on their boards of directors, and influence their operations and strategies through ongoing consultation and research. Strategic investees are characterised by the perceived potential for a superior market niche and the ultimate potential for market preeminence with a focused strategy and product.

   The merger of Pacific Retail and Regency occurred on 28 February 1999. Shareholders of Pacific Retail received 0.48 shares of Regency common stock for each common share of Pacific Retail they owned. For the six-month periods ended 30 June 1999, 1998 and 1997 and for the year ended 31 December 1998, the financial information for Pacific Retail has been reflected in the financial information of Regency.

                         SECURITY CAPITAL U.S. REALTY

 B. Special Opportunity Positions

   Special opportunity positions primarily consist of ownership positions of less than 10% of the fully diluted stock in publicly traded entities taxed as real estate investment trusts ("REITs") under the Code and other publicly traded U.S. real estate companies. The investments have been and will continue to be in the form of either direct investments in, or public market purchases of, shares of companies that SC-U.S. Realty believes possess the requisite fundamentals to generate strong cash flow growth and/or value appreciation. In exceptional circumstances, and to a very limited extent, SC-U.S. Realty may make special opportunity investments in companies that are not publicly traded. Typically such an investment would be in a company that does not at the time of investment fulfill the criteria for a strategic investment position, but in which SC-U.S. Realty may take a strategic investment position in the future.

   As of 30 June 1999 (unaudited) and 31 December 1998, SC-U.S. Realty had deployed a total of $165 million in securities of Security Capital Group Incorporated ("Security Capital Group"). This amount is made up of an investment of $110 million (representing 52,430.9 shares of Class A common stock and $55 million aggregate principal amount of 6.5% convertible subordinated debentures due 2016) and an additional $55 million (representing 1,964,286 shares of Class B common stock) invested during Security Capital Group's initial public offering in September 1997.

NOTE 4--ACCOUNTS RECEIVABLE AND OTHER

                                       At 30 June 1999     At 31 December 1998
                                    --------------------- ---------------------
                                    (in thousands U.S. $) (in thousands U.S. $)
Dividends.........................         $ 7,740               $ 8,162
Receivable from brokers on invest-
 ments sold.......................             433                 8,219
Deferred issue costs on Convert-
 ible Notes(/1/)..................           6,139                 6,927
Interest..........................           1,989                   580
Refund of withholding tax.........           2,019                    97
Other.............................               2                     4
                                           -------               -------
                                           $18,322               $23,989
                                           =======               =======

--------
(1) Represents the underwriting fees of $7.9 million relating to the issuance of the Convertible Notes (see Note 7). The fees have been deferred and will be fully amortised over a period of five years starting from the issue date of 22 May 1998.

NOTE 5--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                      At 30 June 1999     At 31 December 1998
                                   --------------------- ---------------------
                                   (in thousands U.S. $) (in thousands U.S. $)
Operating advisor fees............        $ 2,896               $ 8,614
Interest payable on line of cred-
 it...............................            121                   762
Interest payable on Convertible
 Notes............................          1,219                   975
Custodian fees....................            237                   110
Acquisition of own shares.........         63,854                    --
Other.............................          1,560                 3,036
                                          -------               -------
                                          $69,887               $13,497
                                          =======               =======

NOTE 6--LINE OF CREDIT

   SC-U.S. Realty's total indebtedness under the line of credit as of 30 June 1999 (unaudited) and 31 December 1998 was $294.0 million and $262.5 million, respectively.

   In an effort to secure investment-grade credit ratings, on 8 December 1998, SC-U.S. Realty converted its $700 million secured line of credit into a $400 million unsecured line of credit from Commerzbank Aktiengesellschaft and a consortium of European and international banks, of which $294.0 million was drawn and outstanding as of 30 June 1999. SC-U.S. Realty received investment-grade ratings from each of Moody's Investor Service (Baa3), Standard & Poor's Ratings Services (BBB-) and Duff & Phelps Credit Rating Co. (BBB-). The earliest date on which this line of credit will expire is 30 October 2000, but SC-U.S. Realty has

                         SECURITY CAPITAL U.S. REALTY
the right on 15 August 1999 to convert the then outstanding borrowings into a four-year term loan with quarterly amortisation payments to be made over the four-year period, which would effectively extend the final loan payment to 30 October 2003. Borrowings under the line of credit (and the four-year term loan, if applicable) bear interest at (a) the sum of (x) the greater of the federal funds rate plus 0.5% per annum or the United States prime rate and (y) a margin of 0% to 0.625% per annum (based on SC-U.S. Realty's current senior unsecured long-term debt rating) or (b) at SC-U.S. Realty's option, LIBOR plus a margin of 0.85% to 1.625% per annum (also based on SC-U.S. Realty's current senior unsecured long-term debt). Additionally, there is a commitment fee of 0.15% to 0.25% per annum (based on the amount of the line which remains undrawn). All borrowings under the line of credit are subject to covenants that SC-U.S. Realty must maintain at all times, including: (i) unsecured liabilities may not exceed 40% of the market value of a borrowing base of owned securities, (ii) shareholders' equity must exceed the sum of 75% of shareholders' equity as of 8 December 1998 and 75% of the net proceeds of sales of equity securities thereafter, (iii) a ratio of total liabilities to net worth of not more than 1:1, (iv) a fixed-charge coverage ratio of not less than 1.5:1, (v) an interest-coverage ratio of not less than 2:1 and (vi) secured debt may not exceed 10% of consolidated market net worth. As of 30 June 1999, SC-U.S. Realty was in compliance with these covenants.

   Average daily borrowings under the line of credit were $255.3 million and $274.4 million for the six-month period ended 30 June 1999 and for the year ended 31 December 1998, respectively. The weighted average interest rates for these same periods were 6.37% per annum and 6.67% per annum, respectively.

NOTE 7--CONVERTIBLE NOTES

                                                              At 30 June 1999
                                                           ---------------------
                                                           (in thousands U.S. $)
Convertible Notes proceeds................................       $360,553
Accumulated accretion on Convertible Notes................         17,379
                                                                 --------
                                                                 $377,932
                                                                 ========

   The Company completed a convertible debt offering in May 1998. The Convertible Notes are convertible at the option of the holder at any time prior to maturity at a conversion rate equal to 26.39095 shares (giving effect to the reverse stock split) of the Company, each having a par value of $4.00 (the "Shares"), per $1,000 aggregate principal amount at maturity of the Convertible Notes. Interest is payable semi-annually at the rate of 2.0% per annum on 22 May and 22 November of each year commencing on 22 November 1998. Effective 1 January 1999, the interest rate payable on the Convertible Notes was increased to 2.5% per annum. The 2.5% per annum interest rate was in effect until SC-U.S. Realty listed certain equity securities on the NYSE and registered the Convertible Notes and related equity securities for resale. SC-U.S. Realty completed these steps on 30 July 1999 and as of 1 August 1999, the interest rate on the Convertible Notes was reduced to 2.0% per annum. The Convertible Notes were sold at a discount to their principal amount at maturity and additional interest will accrete at an annual rate of 6.75% less the 2.0% payment, compounded semi-annually, to par by 22 May 2003. The Convertible Notes may be redeemed, in whole or in part, at the option of the Company on or after 23 May 2001 at the accreted value, together with accrued and unpaid interest. Upon a change in control of the Company, each holder of Convertible Notes shall have the right, at the holder's option, to require the Company to repurchase such holder's Convertible Notes, in whole or in part, at a purchase price equal to the accreted value, together with accrued and unpaid interest through the repurchase date.

   Conversion of the Convertible Notes would be anti-dilutive for the six-month period ended 30 June 1999.

NOTE 8--ADVISORY AGREEMENT

   SC-U.S. Realty has an advisory agreement with Security Capital U.S. Realty Management S.A. (the "Operating Advisor"), a wholly owned subsidiary of Security Capital Group. This agreement requires the Operating Advisor to provide SC-U.S. Realty with advice with respect to strategy, investments, financing and certain other administrative matters affecting SC-U.S. Realty. The Operating Advisor has agreed to identify tangible capital deployment opportunities in U.S. real estate companies and evaluate such companies' competitive positions, management expertise, strategic direction, financial strength and prospects for long-term sustainable per-share cash flow growth. The Operating Advisor also advises SC-U.S. Realty on obtaining board and committee representation and management rights from strategic investees. The agreement automatically

                         SECURITY CAPITAL U.S. REALTY
renews for successive two-year periods unless either party gives notice it will not renew. The Operating Advisor subcontracts for certain services through affiliates based in London, United Kingdom and Chicago, Illinois, United States. The Operating Advisor is entitled to an advisory fee, payable monthly in arrears, at an annual rate of 1.25% of the average monthly value of invested assets (excluding investments in Security Capital Group securities and investments of short-term cash and cash equivalents). SC-U.S. Realty pays its own third-party operating and administrative expenses and transaction costs, although the Operating Advisor's fee will be reduced to the extent that third-party operating and administrative expenses (but not transaction costs) exceed 0.25% per annum of the average monthly value of invested assets (excluding investments in Security Capital Group securities and investments of short-term cash and cash equivalents). Such third-party operating and administrative costs as a ratio of the average monthly value of assets were 0.02%, 0.05% and 0.11% for the six months ended 30 June 1999, 1998 and 1997, respectively.

   SC-U.S. Realty pays fees to (i) Banque Internationale a Luxembourg as Administrative Agent, Corporate Agent and Paying Agent, (ii) First European Transfer Agent S.A. as Registrar and Transfer Agent, and (iii) Security Capital European Services S.A. as Domiciliary Agent and Service Agent, in accordance with usual practice in Luxembourg. Such fees are payable quarterly and are based on SC-U.S. Realty's gross assets.

NOTE 9--TAXATION

   The Company, as separate from HOLDINGS, is not liable for any Luxembourg tax on income. The Company is liable in Luxembourg for a capital tax of 0.06% per annum of its net asset value. Cash dividends and interest received by the Company or HOLDINGS on their investments may be subject to non-recoverable withholding or other taxes in the countries of origin. U.S. withholding tax rates of 15% were generally in effect for dividends received for all periods presented.

   Under the current United States-Luxembourg tax treaty, the Company believes that HOLDINGS qualifies for a 15% rate of withholding tax on dividends of operating income from the REIT investments currently held by HOLDINGS and from its future REIT investments (if any). The Company also believes that HOLDINGS will qualify for a 15% rate of withholding tax under the proposed United States-Luxembourg tax treaty recently ratified by the United States on most, if not all, of the REIT investments currently held by HOLDINGS and from future REIT investments (if any). The Company's beliefs are based on the advice of tax counsel and the manner in which management intends to operate the Company. There can be no assurance that these favourable rates will be achieved as to all such investments. These benefits are also dependent on HOLDINGS meeting the "limitations on benefits" test under Article 24 of the proposed new treaty. The tests prescribed by Article 24, particularly in terms of stock ownership requirements, base erosion and publicly traded criteria, are inherently factual in nature. Such tests will only need to be applied to HOLDINGS at a future, and presently indeterminate, point in time and will be dependent on the particular facts at such time. However, management will use its best efforts to ensure that HOLDINGS meets the conditions for claiming the reduced treaty withholding tax rate at the relevant times and the Company currently believes that such conditions will be met.

   HOLDINGS, an ordinary corporate taxpayer under Luxembourg law, owns all of the consolidated group's interests in REITs and other U.S. real estate companies. Corporations which are resident Luxembourg taxpayers are taxed on their worldwide net income, determined on the basis of gross income less costs incurred. Certain items of income and capital gains are excluded from the calculation of income received for tax purposes, including income and capital gains from certain investments which meet certain holding period (generally one calendar year) and size requirements. HOLDINGS operates so as to have the highest possible percentage of its investments qualify for the exclusion. Interest accrued on advances from the Company to HOLDINGS is deducted in determining HOLDINGS' taxable income.

   Income paid from HOLDINGS to the Company is subject to various levels of tax, including withholding taxes. Gross cash (but not accrued) interest payments from HOLDINGS to the Company are subject to withholding tax at a rate of 3.75%. No dividends were paid to the Company during the reporting periods.

                         SECURITY CAPITAL U.S. REALTY

                                                      For the six months ended
                                                               30 June
                                                      --------------------------
                                                        1999     1998    1997
                                                      -------- -------- --------
                                                        (in thousands U.S. $)
Gross cash interest payments......................... $ 16,507 $ 11,894 $ 5,779
                                                      ======== ======== =======
Capital tax.......................................... $  1,470 $    802 $   518
Withholding tax......................................      619      446     217
                                                      -------- -------- -------
                                                      $  2,089 $  1,248 $   735
                                                      ======== ======== =======

NOTE 10--DIRECTORS SHARE OPTION EQUIVALENTS

   Each of the Company's independent directors has received share option equivalents ("SOE") of 25,000 Shares at strike prices ranging from $17.20 to $28.88 per Share. All grants of SOEs were for services rendered by the Board of Directors subsequent to their grant. A SOE granted prior to 30 June 1998 does not represent a right to purchase Shares from the Company, but a right to receive a restricted cash payment equal to the excess, if any, of the net asset value of 25,000 Shares on the day of exercise over the strike price, which was the net asset value on the date of grant. Such payments must be applied to the purchase of Shares to be issued at net asset value on the date of exercise. SOEs granted after 30 June 1998 do not represent a right to purchase Shares from the Company, but a right to receive a restricted cash payment equal to the excess, if any, of the closing stock price of 25,000 Shares on the day of exercise over the strike price, which was the closing stock price on the date of grant. Such payments must be applied to the purchase of Shares to be issued at the closing stock price on the date of exercise. Directors were granted a vested right to exercise one half of their SOEs immediately, and rights to the balance vest on the fourth anniversary of their issuance. The right to exercise all SOEs expires five years from the date of grant.

                                For the six months ended  For the year ended
                                        30 June              31 December
                                          1999                   1998
                                -----------------------------------------------
                                               Weighted              Weighted
                                               Average                Average
                                               Exercise              Exercise
                                  Number        Price      Number      Price
                                ------------ ----------------------  ----------
SOEs outstanding at beginning
 of period/year................      150,000  $     20.94   125,000   $  22.54
SOEs issued....................           --           --    50,000      17.20
SOEs forfeited.................           --           --   (12,500)     21.90
SOEs exercised.................           --           --   (12,500)     21.90
                                ------------  ----------- ---------   --------
SOEs outstanding at end of
 period/year...................      150,000  $     20.94   150,000   $  20.94
                                ============  =========== =========   ========
SOEs currently exercisable.....       75,000  $     20.94    75,000   $  20.94
                                ============  =========== =========   ========

   No SOEs have expired during the period/year represented above, except for a SOE in respect of 12,500 Shares granted to a director in October 1998 upon his retirement. The retiring director exercised the remaining part of such SOE in respect of 12,500 Shares in December 1998. The Company accrues a liability for the total SOEs granted. Since the SOEs are redeemable in cash, this accrual is adjusted for changes in the Company's net asset value or closing stock price, as the case may be, at each balance sheet date with the resultant change representing a charge (reduction) to administrative expenses for the period in the consolidated statement of operations.

                         SECURITY CAPITAL U.S. REALTY

NOTE 11--COMMITMENTS

   SC-U.S. Realty's existing and committed fundings at cost as of 30 June 1999 were as follows:

                              Total     Total Cost        Amount
                              Amount     (Amount           to be
                            Committed  Funded)(/1/)     Funded(/1/)
                            ---------- ------------     -----------
                                   (in thousands U.S. $)
CarrAmerica (NYSE: CRE)...  $  699,902  $  699,902        $    --
City Center Retail (Pri-
 vate)....................     350,213     304,113         46,100(/2/)
CWS Communities (Pri-
 vate)....................     300,329     248,488(/3/)    51,841(/2/)
Regency (NYSE: REG)(/4/)..     759,806     759,806             --
Storage USA (NYSE: SUS)...     394,360     394,360             --
Urban Growth Property
 (Private)................     181,082     181,082             --
Special opportunity posi-
 tions....................     398,235     398,235             --
                            ----------  ----------        -------
  Total...................  $3,083,927  $2,985,986        $97,941
                            ==========  ==========        =======

--------
(1) Included in Total Amount Committed.
(2) Represents a contractual obligation.
(3) The amount funded to CWS Communities includes an advance of $24 million in the form of a promissory note that is to be repaid in September 1999.
(4) On 28 February 1999 Regency merged with Pacific Retail.
(5) Includes an aggregate of $165 million invested in shares of common stock and convertible subordinated debentures of Security Capital Group.

   SC-U.S. Realty's existing and committed fundings at cost as of 31 December 1998 were as follows:

                                           Total     Total Cost    Amount
                                           Amount     (Amount       to be
                                         Committed  Funded)(/1/) Funded(/1/)
                                         ---------- ------------ -----------
                                                (in thousands U.S. $)
CarrAmerica (NYSE: CRE)................. $  699,851  $  699,851   $     --
City Center Retail (Private)............    350,135     304,035     46,100(/2/)
CWS Communities (Private)...............    300,329     153,563    146,766(/2/)
Regency (NYSE: REG)(/3/)................    759,788     759,788         --
Storage USA (NYSE: SUS).................    394,272     394,272         --
Urban Growth Property (Private).........    181,082     181,082         --
Special opportunity positions(/4/)......    479,031     479,031         --
                                         ----------  ----------   --------
  Total................................. $3,164,488  $2,971,622   $192,866
                                         ==========  ==========   ========

--------
(1) Included in Total Amount Committed.
(2) Represents a contractual obligation.
(3) On 28 February 1999 Regency merged with Pacific Retail.
(4) Includes an aggregate of $165 million invested in common stock and convertible subordinated debentures of Security Capital Group.

   Capital deployed to additional strategic investment positions, as well as further funding to existing strategic investees, will generally be initially funded with borrowings under the Company's line of credit. These borrowings are expected to be reduced by internally generated free cash flow and the proceeds of future issuances of debt or equity securities.

NOTE 12--LEGAL RESERVE

   According to Luxembourg law, an annual transfer of 5% of the net profit to a legal reserve is required until this reserve equals 10% of the value of the issued Share capital.

NOTE 13--REVERSE STOCK SPILT

   On 17 May 1999, SC-U.S. Realty's shareholders approved a one-for-two reverse stock split. The effective date of the reverse stock split was 18 June 1999, when every two shares of SC-U.S. Realty were automatically

                         SECURITY CAPITAL U.S. REALTY
converted into one share. The shares issued and outstanding as of 31 December 1998 have been restated from 173,123,743 shares to reflect the reverse stock split.

NOTE 14--SHARE REPURCHASE PROGRAMME

   On 5 May 1999, SC-U.S. Realty announced that its Board of Directors had authorised a share repurchase programme of up to $100 million of the Company's shares and on 29 June 1999 the Company announced that its Board of Directors authorised an increase in the Company's share repurchase programme to $200 million. SC-U.S. Realty plans to repurchase shares from time to time in open market and privately negotiated transactions, depending on market prices and other conditions. As of 30 June 1999, SC-U.S. Realty had repurchased 6,030,255 shares for an aggregate cost of $117,955,550, representing approximately 7.0% of the Company's shares outstanding. The net asset value per share has been calculated on 80,531,617 shares.

                          SECURITY CAPITAL U.S. REALTY
                                 R.C.B. - 51654
                                 ADMINISTRATION

BOARD OF DIRECTORS

 Erich Coenen
 Member of the
 Board of Managing Directors
 Commerzbank AG

 Jeffrey A. Cozad
 Managing Director
 Security Capital U.S. Realty

 Claude Kremer
 Partner
 Arendt & Medernach

 Jay O. Light
 Professor
 Harvard University Graduate School
 of Business Administration

 Francois Moes
 Member of the Executive Board
 Banque Internationale
 a Luxembourg

 William D. Sanders
 Chairman(/1/)
 Security Capital U.S. Realty

SENIOR MANAGEMENT

 Jeffrey A. Cozad
 Managing Director

 W. Scott Hartman
 Senior Vice President and
 Chief Financial Officer

 Gwynne M. Murphy
 Vice President, Capital Markets


/1/Non-executive

PRINCIPAL OFFICES

 Security Capital U.S. Realty
 25b, boulevard Royal
 L-2449 Luxembourg
 Telephone:(352) 46 37 56 1
 Facsimile:(352) 46 37 56 5555

 U.K. affiliate
 Security Capital U.S. Realty
 Management Ltd.
 7 Clifford Street
 London W1X 2US England
 Telephone:(44) 171 534 5600
 Facsimile:(44) 171 534 5799

 U.S. affiliate
 Security Capital Investment
 Research Incorporated
 11 South LaSalle Street
 Chicago, Illinois 60603 USA
 Telephone:(312) 345-5800
 Facsimile:(312) 345-5888

SHAREHOLDER INFORMATION

 New York Stock Exchange (NYSE)
 Ticker Symbol: RTY

 Amsterdam AEX Stock Exchange
 Clearing Code: 45045
 ISIN-Code: LU0060100673

 Bloomberg Symbol: SCUS NA

 Reuters Symbol: CAPAu.AS

 Custodian, Paying Agent,
 Domiciliary and Corporate Agent
 of the Company and Holdings
 Banque Internationale a Luxembourg
 69, route d'Esch
 L-1470 Luxembourg

 Transfer Agent
 First European Transfer Agent S.A.
 11, boulevard Grande-Duchesse Charlotte
 L-1331 Luxembourg
 Telephone:(352) 25 47 01 1
 Facsimile:(352) 25 47 01 500

 Web Site: www.sc-usrealty.com